March 11, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Mail Stop 3030
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Angela Crane, Branch Chief Jay Webb Ruairi Regan Jay Mumford

Re:	Lam Research Corporation
Form 10-K for Fiscal Year Ended June 29, 2008
Filed August 28, 2008
File 0-12933

Ladies and Gentlemen:
     Lam Research Corporation (the “Company”), in connection with letters submitted on the Company’s behalf to the staff (the “Staff”) of the Securities and Exchange Commission on February 11, 2009 and March 9, 2009 in response to comments by the Staff on certain of the Company’s filings, hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Sarah A. O'Dowd
Sarah A. O’Dowd
Group Vice President and Chief Legal Officer Lam Research Corporation

cc:	Stephen G. Newberry President and Chief Executive Officer Lam Research Corporation